File Nos. 333-
                                                                        811-8890
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]
         Pre-Effective Amendment No.                              [ ]
         Post-Effective Amendment No.                             [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
         ACT OF 1940                                              [ ]
         Amendment No. 9                                          [X]

                  (Check appropriate box or boxes.)

     LPLA Separate Account One
     ---------------------------
     (Exact Name of Registrant)

     London Pacific Life & Annuity Company
     -------------------------------------
     (Name of Depositor)

     3109 Poplarwood Court, Raleigh, North Carolina               27604
     --------------------------------------------------           ---------
     (Address of Depositor's Principal Executive Offices)         (Zip Code)

Depositor's Telephone Number,  including Area Code             (919) 790-2243

     Name and Address of Agent for Service
          George C. Nicholson
          London Pacific Life & Annuity Company
          3109 Poplarwood Court
          Raleigh, North Carolina  27604

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT   06881
          (203) 226-7866

Approximate Date of Proposed Public Offering:

         As soon as practicable after the effective date of this Filing.

Title of Securities Registered:

         Individual Immediate Variable Annuity Contracts

==============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                             (required by Rule 495)
Item No.                                                               Location
--------                                                               --------
                  PART A

Item 1.           Cover Page                                           Cover Page

Item 2.           Definitions                                          Definitions of Terms used in
                                                                       this Prospectus

Item 3.           Synopsis                                             Summary

Item 4.           Condensed Financial Information                      Not Applicable

Item 5.           General Description of Registrant,                   Other Information-London
                  Depositor, and Portfolio Companies                   Pacific, The Separate Account;
                                                                       Investment Options

Item 6.           Deductions and Expenses                              Expenses

Item 7.           General Description of Variable                      The London Pacific Immediate
                  Annuity Contracts                                    Variable Annuity Contracts

Item 8.           Annuity Period                                       Annuity Payments (The Annuity
                                                                       Period)

Item 9.           Death Benefit                                        Death Benefit

Item 10.          Purchases and Contract Value                         How to Purchase the Contracts

Item 11.          Redemptions                                          Surrenders

Item 12.          Taxes                                                Taxes

Item 13.          Legal Proceedings                                    Not Applicable

Item 14.          Table of Contents of the Statement                   Table of Contents of the
                  of Additional Information                            Statement of Additional
                                                                       Information

                  PART B

Item 15.          Cover Page                                           Cover Page

Item 16.          Table of Contents                                    Table of Contents

Item 17.          General Information and History                      London Pacific

Item 18.          Services                                             Not Applicable

Item 19.          Purchase of Securities Being                         Not Applicable
                  Offered

Item 20.          Underwriters                                         Distributor

Item 21.          Calculation of Performance Data                      Performance Information

Item 22.          Annuity Payments                                     Annuity Provisions

Item 23.          Financial Statements                                 Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.





                                     Part A

                      LONDON PACIFIC LIFE & ANNUITY COMPANY

       INDIVIDUAL SINGLE CONTRIBUTION IMMEDIATE VARIABLE ANNUITY CONTRACTS

                                    issued by

                            LPLA SEPARATE ACCOUNT ONE

                                       and

                 LONDON PACIFIC LIFE & ANNUITY INSURANCE COMPANY

                                   _____, 1998

This prospectus describes two Individual Single Contribution Immediate Variable Annuity Contracts issued by London Pacific Life & Annuity Company (London Pacific) - one is the guaranteed version (Guaranteed Contract) and the other is the non-guaranteed version (Non-Guaranteed Contract). When discussed together, they are referred to as the Contracts in this prospectus.

If you buy the Guaranteed Contract, your Contribution will initially be allocated to London Pacific's Fixed Account. Thirty days after we issue your Contract, your Contribution, with interest, will be allocated to the one available Investment Option: the BT Equity 500 Index Fund of BT Insurance Funds Trust.

If you buy the Non-Guaranteed Contract, you can invest in the following eleven Investment Options:

LPT VARIABLE INSURANCE SERIES TRUST:

Harris Associates Value Portfolio
MFS Total Return Portfolio
Berkeley U.S. Quality Bond Portfolio
Berkeley Money Market Portfolio
Robertson Stephens Diversified Growth Portfolio
Lexington Corporate Leaders Portfolio(R)
Strong Growth Portfolio

MORGAN STANLEY UNIVERSAL FUNDS, INC.:

Morgan Stanley U.F. High Yield Portfolio
Morgan Stanley U.F. International Magnum Portfolio
Morgan Stanley U.F. Emerging Markets Equity Portfolio

BT INSURANCE FUNDS TRUST:

BT Equity 500 Index Fund

Please read this prospectus carefully before investing and keep it on file for future reference. It contains important information about the London Pacific Immediate Variable Annuity Contracts.

To learn more about the London Pacific Immediate Variable Annuity Contracts, you can request a copy of the Statement of Additional Information (SAI) dated ______, 1998. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI can be found on page __ of this prospectus. For a free copy of the SAI, call us at: (800) 852-3152 or write to us at our Annuity Service Center: P.O. Box 29564, Raleigh, North Carolina 27626.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS:

         * ARE NOT BANK DEPOSITS
         * ARE NOT FEDERALLY INSURED
         * ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY
         * ARE NOT GUARANTEED AND MAY BE SUBJECT TO POSSIBLE LOSS OF PRINCIPAL

INQUIRIES: If you have any questions about your Contract or need more information, please contact us at:

         Annuity Service Center
         P.O. Box 29564
         Raleigh, North Carolina 27626
         (800) 852-3152


                             TABLE OF CONTENTS

DEFINITIONS OF TERMS USED IN THIS PROSPECTUS....................................

SUMMARY  .......................................................................

FEE TABLE.......................................................................

THE LONDON PACIFIC IMMEDIATE VARIABLE ANNUITY CONTRACT..........................

ANNUITY PAYMENTS (THE ANNUITY PERIOD)...........................................

HOW TO PURCHASE THE CONTRACTS...................................................
         Contribution...........................................................
         Allocation of Contribution.............................................
         Accumulation Units - Non-Guaranteed Contract Only......................

INVESTMENT OPTIONS..............................................................
         LPT Variable Insurance Series Trust....................................
         Morgan Stanley Universal Funds, Inc....................................
         BT Insurance Funds Trust...............................................
         Dollar Cost Averaging Program - Non-Guaranteed Contract Only...........
         Rebalancing Program - Non-Guaranteed Contract Only.....................
         Substitution...........................................................
         Exchange Program.......................................................

PERFORMANCE.....................................................................

EXPENSES .......................................................................
         Separate Account Charge................................................
         Guaranteed Minimum Annuity Payment Charge (Guaranteed Contract Only)...
         Commutation Fee (Non-Guaranteed Contract Only).........................
         Transfer Fee (Non-Guaranteed Contract Only)............................
         Premium Taxes..........................................................
         Income Taxes...........................................................
         Investment Option Expenses.............................................

TAXES    .......................................................................

SURRENDERS......................................................................

DEATH BENEFIT...................................................................

OTHER INFORMATION...............................................................
         London Pacific.........................................................
         The Separate Account...................................................
         Distribution...........................................................

TABLE OF CONTENTS OF THE SAI....................................................

APPENDIX - ILLUSTRATIONS OF ANNUITY PAYMENTS....................................


                  DEFINITIONS OF TERMS USED IN THIS PROSPECTUS

Accumulation Unit - The unit of measurement used to determine the value of your interest in a Non-Guaranteed Contract prior to the Annuity Date.

Annuitant - The natural person on whose life Annuity Payments are based. On or after the Annuity Date, the Annuitant also includes any Joint Annuitant.

Annuity Date - The date on which Annuity Payments begin.

Annuity Calculation Date - The date on which first Annuity Payment will be calculated. It will not be more than 5 days before the Annuity Date.

Annuity Payments - The series of payments made to the Payee after the Annuity Date.

Annuity Period - The period of time beginning with the Annuity Date during which Annuity Payments are made.

Annuity Service Center - The office indicated under Inquiries on the first page of this prospectus to which notices, requests and the Contribution must be sent.

Annuity Unit - The unit of measurement used in the calculation of Annuity Payments.

Assumed Investment Return (AIR) - The investment return upon which Annuity Payments are based.

Beneficiary - The person entitled to receive benefits under the Contract in the case of the death of the Owner, Joint Owner, Annuitant or Joint Annuitant, as applicable.

Business Day - Any day the New York Stock Exchange (NYSE) and we are open for business.

Contract Value - The value of your Non-Guaranteed Contract prior to the Annuity Date.

Contribution - The money you invest in the Contract.

Due Proof of Death - A certified copy of the death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased or any other proof acceptable to London Pacific.

Fixed Account - A segment of our general account which contains all of our assets with the exception of segregated separate account assets.

Guaranteed Minimum Annuity Payment (Guaranteed Contract Only) - The amount which is guaranteed as the minimum annuity payment amount. This amount is shown in your Contract. This amount is payable regardless of the performance of the Investment Option.

Investment Option(s) - Those investments available under the Contracts.

Issue Date - The date on which your Contract became effective. Contract years are measured from the Issue Date.

Joint Annuitant - The person, other than the Annuitant, on whose continuation of life Annuity Payments may be made. The Joint Annuitant may not be changed.

Non-Qualified Contract - If you purchase the Contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, it is referred to as a Non-Qualified Contract.

Owner/Joint Owner - The person(s) or entity(ies) entitled to ownership rights under the Contract.

Payee - The person you designate to receive Annuity Payments.

Qualified Contract - If you purchase the Contract under a pension plan, specially sponsored program, or an individual retirement annuity, it is referred to as a Qualified Contract.

Separate Account - A segregated asset account maintained by us to support the London Pacific Immediate Variable Annuity contracts and certain other contracts. The Separate Account is LPLA Separate Account One.

Written Request - A request in writing, in a form satisfactory to us, which is received by the Annuity Service Center.

                                     SUMMARY

The sections in this Summary are explained in more detail later in this prospectus.

The London Pacific Immediate Variable Annuity Contracts

This prospectus describes two Individual Single Contribution Immediate Variable Annuity Contracts - one is a guaranteed version (Guaranteed Contract) and the other is a non-guaranteed version (Non-Guaranteed Contract) (collectively, the Contracts). The Contracts are offered by London Pacific Life & Annuity Company (London Pacific). The Contracts provide for income to the Payee under a payment plan you select.

For Guaranteed Contracts, your Contribution will initially be allocated to London Pacific's Fixed Account. Thirty days after we issue your Contract, your Contribution, with interest, will be allocated to the BT Equity 500 Index Fund of BT Insurance Funds Trust. The BT Equity 500 Index Fund is the only available Investment Option for the Guaranteed Contract.

The Non-Guaranteed Contract has eleven Investment Options which are listed below under Investment Options.

Under the Contract, you are the Owner. You can name a Joint Owner. You must name a Payee and an Annuitant. You can also name a Joint Annuitant. You select an Annuity Date when you buy the Contract. For the Guaranteed Contract, the Annuity Date will be 30th day after the Issue Date of your Contract. For a
Non-Guaranteed Contract, your Annuity Date may not be earlier than the end of the free-look period and no later than one year from the date your Contribution was received

Annuity Payments

You can receive Annuity Payments from your Contract by selecting one of the available Annuity Options. The dollar amount of your Annuity Payments may go up or down depending on the investment performance of the Investment Option(s).

You can protect your investment by purchasing a Guaranteed Contract. If you buy the Guaranteed Contract, the amount of your Annuity Payments are guaranteed to be at least equal to 100% of the Guaranteed Minimum Annuity Payment shown in your Contract.

How to Purchase the Contract

The Contract requires a single Contribution of at least $20,000. You cannot add to your Contract. Your registered representative can help you fill out the proper forms.

Investment Options

You can invest in the following  Investment  Options if you own a Non-Guaranteed
Contract:

LPT Variable Insurance Series Trust:

Harris Associates Value Portfolio
MFS Total Return Portfolio
Berkeley U.S. Quality Bond Portfolio
Berkeley Money Market Portfolio
Robertson Stephens Diversified Growth Portfolio
Lexington Corporate Leaders Portfolio(R)
Strong Growth Portfolio

Morgan Stanley Universal Funds, Inc.:

Morgan Stanley U.F. High Yield Portfolio
Morgan Stanley U.F. International Magnum Portfolio
Morgan Stanley U.F. Emerging Markets Equity Portfolio

BT Insurance Funds Trust:

BT Equity 500 Index Fund

If you own a Guaranteed Contract, you can only invest in the BT Insurance Funds Trust during the Annuity Period.

Depending on market conditions, you can make or lose money in any of these Investment Options.

Expenses

The Contracts have insurance features and investment features and there are costs related to each.

London Pacific deducts for its insurance charges which total 1.25% annually of the value of your Contract allocated to Investment Options (Separate Account Charge).

If you own a Non-Guaranteed Contract, you can make 12 free transfers each year. After that, we charge a $20 transfer fee for each transfer.

For the Guaranteed Contract, London Pacific deducts a Guaranteed Minimum Annuity Payment Charge which may range from 1.75% to 2.10% annually of your Contract allocated to the Investment Option. The Guaranteed Minimum Annuity Payment Charge is set forth in your Contract. The charge will lock in at the time you purchase the Contract and will not change for the life of your Contract.

There are also investment charges which range from .30% to 1.75% of the average daily value of the Investment Option, depending upon the Investment Option.

Taxes

Annuity Payments will be treated for federal income tax purposes as partly a return of your original investment. That part of each payment is not taxable as income. If you own a Qualified Contract, the entire payment may be taxable.

Surrenders

You cannot make any surrenders from a Guaranteed Contract.

For Non-Guaranteed Contracts, after the first Contract year, you may make a total surrender after the Annuity Date if you have chosen Annuity Option 3 (Payment for a Period Certain). No partial surrenders are permitted.

Death Benefit

If you, the Joint Owner (if any), the Annuitant or the Joint Annuitant (if any) dies, a death benefit may be paid to the Beneficiary.

Exchange Program

London Pacific offers an exchange program (the Exchange Program) which is available only to purchasers who exchange a contract issued by another insurance company not affiliated with London Pacific or other financial investment for a Contract offered by this Prospectus. The Exchange Program is not available to purchasers who own another immediate variable annuity contract and want to exchange it for the Contracts described in this prospectus. Under the Exchange Program, London Pacific adds certain amounts to the Contract as exchange credits (Exchange Credits). Subject to specific limits, the Exchange Credits equal the surrender charge paid, if any, to the other insurance company or the charges and penalties paid to a financial institution.

Free-Look

Guaranteed Contract: If you cancel the Contract within 10 days after receiving it (or the period required in your state), we will refund your Contribution.

Non-Guaranteed Contract: If you cancel the Contract within 10 days after receiving it (or the period required in your state), we will send your money back. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your Contribution. If we are required by law to return your Contribution, we reserve the right to put your money in the Berkeley Money Market Portfolio during the free-look period.

                                    FEE TABLE

OWNER TRANSACTION EXPENSES - NON-GUARANTEED CONTRACT ONLY

Commutation Fee *             1.00%

Transfer Fee

         No charge for first 12 transfers in a Contract year, thereafter the fee is $20 for each subsequent transfer.

* Only applies to surrenders under Annuity Option 3 or lump sum payments to Beneficiaries under Annuity Options 2 and 3 under a Non-Guaranteed Contract.

SEPARATE ACCOUNT ANNUAL EXPENSES FOR GUARANTEED CONTRACT
    (as a percentage of average account value)

Mortality and Expense Risk Fees and Account Fees and Expenses ** 1.25% Guaranteed Minimum Annuity Payment Charge (maximum charge)*** 2.10%
                                                                  -----
Total Separate Account Annual Expenses                            3.35%

SEPARATE ACCOUNT ANNUAL EXPENSES FOR NON-GUARANTEED CONTRACT
    (as a percentage of average account value)

Mortality and Expense Risk Fees and Account Fees and Expenses **  1.25%
                                                                  -----
Total Separate Account Annual Expenses                            1.25%

** This charge is referred to as a Separate Account Charge in your Contract and throughout this prospectus.

*** The Guaranteed Minimum Annuity Payment Charge ranges from 1.75% to 2.10% depending upon when you buy the Contract. The charge may be changed quarterly. However, once you buy the Contract, the charge is locked in and will not change for the life of your Contract. The amount of the charge is shown in your Contract.

LPT VARIABLE INSURANCE SERIES TRUST'S ANNUAL EXPENSES (as a percentage of the average daily net assets of a Portfolio)

                                                                  Other Expenses
                                              Management          (after expense                 Total Annual
Portfolio                                     Fees                reimbursement)*                Expenses *
---------                                     ----                ---------------                ----------
Harris Associates Value (1)                   1.00%                      .29%                     1.29%
MFS Total Return                               .75%                      .54%                     1.29%
Berkeley U.S. Quality Bond                     .55%                      .44%                      .99%
Berkeley Money Market                          .45%                      .44%                      .89%
Robertson Stephens Diversified
  Growth  (2)                                  .95%                      .44%                     1.39%
Lexington Corporate Leaders(R)                 .65%                      .64%                     1.29%
Strong Growth                                  .75%                      .54%                     1.29%

(1) Prior to May 1, 1997, the Management Fee was .875% of the average daily net assets of the Portfolio.

(2)Prior to May 1, 1997, the Management Fee was 1.00% of the average daily net assets of the Portfolio.

* The Company has voluntarily agreed through December 31, 1998 to reimburse each Portfolio for certain expenses (excluding brokerage commissions) in excess of approximately the amounts set forth above under "Total Annual Expenses" for each Portfolio. Absent this expense reimbursement arrangement, for the year ending December 31, 1997, the "Total Annual Expenses" (on an annualized basis) were:
4.22% for the Harris Associates Value Portfolio; 3.88% for the MFS Total Return Portfolio; 5.09% for the Berkeley U.S. Quality Bond Portfolio; 4.30% for the Berkeley Money Market Portfolio; 4.44% for the Strong Growth Portfolio; 4.53% for the Robertson Stephens Diversified Growth Portfolio; and 4.08% for the Lexington Corporate Leaders Portfolio. The examples following are calculated based upon such expense reimbursement arrangements.

MORGAN STANLEY UNIVERSAL FUNDS, INC.'S ANNUAL EXPENSES (as a percentage of the average daily net assets of a Portfolio)

                                                                  Other Expenses
                                              Management          (after expense                 Total Annual
Portfolio                                     Fees                reimbursement)*                Expenses *
---------                                     ----                ---------------                ----------

Morgan Stanley U.F. High Yield                  0.0%                        .80%                      .80%
Morgan Stanley U.F. International
  Magnum                                        0.0%                       1.15%                     1.15%
Morgan Stanley U.F. Emerging
  Markets Equity                                0.0%                       1.75%                     1.75%


* The advisers have voluntarily waived receipt of their management fees and agreed to reimburse the Portfolio, if necessary, if such fees would cause the total annual operating expenses of the Portfolio to exceed the percentages set forth above under "Total Annual Portfolio Expenses." Absent this expense reimbursement, for the year ending December 31, 1997, "Management Fees," "Other Expenses," and "Total Annual Expenses would have been: 0.50%, 1.18% and 1.68% for the Morgan Stanley U.F. High Yield Portfolio; 0.80%, 1.98%, and 2.78% for the Morgan Stanley U.F. International Magnum Portfolio; and 1.25%, 2.87% and 4.12% for the Morgan Stanley U.F. Emerging Markets Portfolio.

BT INSURANCE FUNDS TRUST'S ANNUAL EXPENSES (as a percentage of the average daily net assets of a Portfolio)


                                                                           Other Expenses
                                     Management         Administ-          (after expense             Total
Portfolio                            Fees               rative Fee         reimbursement)*            Annual
                                                                                                      Expenses *

BT Equity 500 Index (1)              .20%                .02%                 .08%                    .30%


(1) Without expense waivers and reimbursements for the period from October 1, 1997 (commencement of operations) to December 31, 1997, the total operating expense for the BT Equity 500 Index Fund would have been 2.78%.

EXAMPLES

The examples assume a $1,000 investment with payments based on an annuity with a 25 year period certain Annuity Option and a 3% AIR. The examples below for the Guaranteed Contract assume the deduction of the maximum Guaranteed Minimum Annuity Payment Charge. Your expenses will be less than those shown below if the Guaranteed Minimum Annuity Payment Charge for your Contract is less than the maximum amount.

Guaranteed Contract:

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

                                             Time Periods
                                          1 Year   3 Years
                                     ---------------------------

BT INSURANCE FUNDS TRUST:

BT Equity 500 Index

Non-Guaranteed Contract:

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets: (a) if you surrender your Contract and have chosen Annuity Option 3; or (b) if you do not surrender your Contract.

                                             Time Periods
                                     1 Year   3 Years   5 Years   10 Years
                                     -------------------------------------
LPT VARIABLE INSURANCE SERIES TRUST

Harris Associates Value
MFS Total Return
Berkeley U.S. Quality Bond
Berkeley Money Market
Robertson Stephens Diversified Growth
Lexington Corporate Leaders(R)
Strong Growth

MORGAN STANLEY UNIVERSAL FUNDS, INC.:

Morgan Stanley U.F. High Yield
Morgan Stanley U.F. International Magnum
Morgan Stanley U.F. Emerging Markets Equity

BT INSURANCE FUNDS TRUST:

BT Equity 500 Index

Notes to Fee Table and Examples

1. The purpose of the fee table is to show you the various expenses you will incur directly or indirectly with the Contract. The Fee Table reflects expenses of the Separate Account as well as the Investment Options.

2. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

3. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

             THE LONDON PACIFIC IMMEDIATE VARIABLE ANNUITY CONTRACT

This prospectus describes two Individual Single Contribution Immediate Variable Annuity Contracts issued by London Pacific - one is the Guaranteed Contract and the other is the Non-Guaranteed Contract. Together, they are referred to as the Contracts.

An annuity is a contract between you (the Owner) and us (an insurance company) where we promise to pay you an income, in the form of Annuity Payments. Depending on market conditions, your Annuity Payments may go up or down and you may make or lose money, based on the investment performance of the Investment Option(s) you choose. For the Non-Guaranteed Contract, no minimum Annuity Payment is guaranteed. For the Guaranteed Contract, there is a Guaranteed Minimum Annuity Payment.

Ownership

Owner - Under the Contracts you are the Owner. You may name an Annuitant and a Joint Annuitant. You may change Owners of the Contract at any time prior to the Annuity Date by Written Request. A change of Owner will automatically revoke any prior designation. The change will become effective as of the date the Written Request is signed. A new designation of Owner will not apply to any payment made or action taken by us prior to the time it was received. Any change in Owner is subject to our underwriting rules then in effect.

The Contract may be owned by Joint Owners. The Owners must jointly exercise all rights of the Contract except for transfers (for Non-Guaranteed Contracts), which can be exercised individually.

Annuitant - The Annuitant and Joint Annuitant is the person or persons on whose life Annuity Payments are based. You designate the Annuitant and Joint Annuitant, if any, at the Issue Date.

Beneficiary - The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later late. Unless an irrevocable Beneficiary has been named, the Owner and the Joint Owner, if any, may change the Primary Beneficiary(ies) or Contingent Beneficiary(ies). A change may be made by Written Request. The change will take effect as of the date the Written Request is signed. London Pacific will not be liable for any payment made or action it takes before the change is recorded.

Assignment

You can assign the Contract at any time during your lifetime. You must send a Written Request to our Annuity Service Center specifying the terms of the assignment. London Pacific will not be liable for any payment or other action we take in accordance with the Contract until we receive notice of the assignment. Any assignment made after the death benefit has become payable will only be valid with our consent. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the Contract is issued pursuant to a Qualified plan, there may be limitations on your ability to assign the Contract.

Modification of the Contracts

The Contracts may be modified in order to comply with applicable state and federal law.

                      ANNUITY PAYMENTS (THE ANNUITY PERIOD)

You can receive regular income payments from your Contract. The Payee will receive the Annuity Payments. The day on which those payments begin is called the Annuity Date. For the Guaranteed Contract, the Annuity Date will be 30th day after the Issue Date of your Contract. For a Non-Guaranteed Contract, your Annuity Date may not be earlier than the end of the free-look period and no later than one year from the date your Contribution was received. You can choose among income plans. We call them Annuity Options.

We ask you to choose your Annuity Date (with respect to the Non-Guaranteed Contract) and an Annuity Option when you buy the Contract.

During the Annuity Period, payments will come from the Investment Options you have selected (meaning they are variable annuity payments). We do not currently offer any fixed income options. Annuity Payments can be made monthly or annually. Once selected, the frequency of the payments cannot be changed. If you own a Non-Guaranteed Contract and if the Annuity Payment would be or becomes less than $100, we will reduce the frequency of the Annuity Payments to an interval which will result in each payment being at least $100.

The first Annuity Payment will be calculated on the Annuity Calculation Date which will be no more than 5 days before the Annuity Date. Annuity Payments will reflect the investment performance of the Investment Options during the Annuity Period. On the Annuity Calculation Date, a fixed number of Annuity Units will be purchased.

The dollar amount of your subsequent payments will depend on 3 things: (1) the value of your Contract in the Investment Option on the Annuity Date; (2) the Assumed Investment Return (AIR) used in the Contract; and (3) the performance of the Investment Option(s). For Guaranteed Contracts, the AIR is 3%. For Non-Guaranteed Contracts, you can choose a 3%, 5% or 7% AIR. We ask you to choose an AIR at the time you buy the Contract. Once selected, you may not change the AIR. Choosing a higher AIR will result in a higher initial amount of income (Annuity Payment), but income will increase more slowly during periods of good investment performance of the Investment Options and decrease more rapidly during periods of poor investment performance. The SAI contains a more detailed description of how Annuity Payments and Annuity Unit values are calculated.

GUARANTEED MINIMUM ANNUITY PAYMENT - GUARANTEED CONTRACT ONLY: You can choose to protect your investment by purchasing a Guaranteed Contract. If you purchase a Guaranteed Contract, London Pacific guarantees that your Annuity Payment will be at least equal to 100% of the Guaranteed Minimum Annuity Payment shown in your Contract. Each Annuity Payment will vary upwards or downwards based on the performance of the Investment Option, unless the Annuity Payment would be less than the Guaranteed Minimum Annuity Payment. Under the terms of the Contract's guarantee, London Pacific will pay the Payee the greater of: (a) the Annuity Payment amount determined by multiplying the number of Annuity Units times the Annuity Unit value; or (b) the Guaranteed Minimum Annuity Payment.

You can choose one of the following Annuity Options. After Annuity Payments begin, you cannot change the Annuity Option.

OPTION 1. LIFE ANNUITY. Under this option, we will make Annuity Payments at a frequency that you choose so long as the Annuitant is alive. After the Annuitant dies, we stop making Annuity Payments.

OPTION 2. LIFE ANNUITY WITH PERIOD CERTAIN. Under this option, we will make Annuity Payments at a frequency you choose so long as the Annuitant is alive. For a Non-Guaranteed Contract, if, when the Annuitant dies, we have made Annuity Payments for less than the number of years selected (period certain), the Beneficiary has the option of receiving the remaining Annuity Payments for the rest of the period certain or taking the death benefit in a single lump sum. The lump sum payment will be equal to the present value of the remaining payments discounted at a rate equal to the sum of the AIR plus 1.00% (commutation fee) using the Annuity Unit values as of the date London Pacific receives written notification of Due Proof of Death. For a Guaranteed Contract, if, when the Annuitant dies, we have made Annuity Payments for less than the period certain, the remaining payments will continue to the Beneficiary for the remainder of the period certain.

OPTION 3. PAYMENT FOR A PERIOD CERTAIN. Under this option, we will make Annuity Payments at a frequency you choose for a fixed period of years. For a Guaranteed Contract, the minimum period is 25 years. For the Non-Guaranteed Contract, if, at the death of the Annuitant, Annuity Payments have been made for less than the fixed period of years, the Beneficiary will have the option of receiving the remaining payments for the rest of the period or taking the death benefit in a single lump sum. The lump sum payment will be equal to the present value of the remaining payments discounted at a rate equal to the sum of the AIR plus 1.00% (commutation fee) using the Annuity Unit values as of the date London Pacific receives written notification of Due Proof of Death. For the Guaranteed Contract, if, at the death of the Annuitant, payments have been made for less than the fixed period of years, the remaining payments will continue to the Beneficiary for the remainder of the period.

OPTION 4. JOINT & SURVIVOR LIFE ANNUITY. Under this option, we will make Annuity Payments at a frequency you choose so long as the Annuitant and the Joint Annuitant are alive. After the first Annuitant dies and during the lifetime of the surviving Annuitant, we will continue making Annuity Payments. After the surviving Annuitant dies, we will stop making Annuity Payments.

                          HOW TO PURCHASE THE CONTRACTS

Contribution

The Contribution is the money you give us to buy the Contract. The Contracts require the payment of a single Contribution of at least $20,000. You cannot make additional Contributions to your Contract.

Allocation of Contribution

When you purchase a Non-Guaranteed Contract, we will allocate your Contribution to the Investment Options you have selected. We have reserved the right, under certain circumstances, to allocate the Contribution to the Berkeley Money Market Portfolio until the end of the free-look period.

When you purchase a Guaranteed Contract, we will allocate your Contribution to the Fixed Account. Your Contribution will earn interest in the Fixed Account. The Contribution, with interest earned in the Fixed Account, will be allocated to the BT Equity 500 Index Fund 30 days after the Issue Date of your Contract.

Once we receive your Contribution and the necessary information and they are deemed to be in good order, we will issue you a Contract. We will allocate your Contribution within 2 business days. If the information is not in good order, we will contact you to get the necessary information. If for some reason we are unable to complete this process within 5 business days, we will either sent back your money or get your permission to keep it until we get all of the necessary information.

Free-Look

Guaranteed Contract: If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state), and we will refund your Contribution.

Non-Guaranteed Contract: If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state), and we will send your money back. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your Contribution. If you have purchased the Contract as an individual retirement annuity or in certain states, we are required to return your Contribution. If that is the case, we reserve the right to put your money in the Berkeley Money Market Portfolio for 15 days after we allocate your Contribution (or whatever period is required in your state).

Accumulation Units - Non-Guaranteed Contract Only

The value of a Contract will go up or down depending upon the investment performance of the Investment Option(s) you choose. In order to keep track of the value of your Contract, we use a unit of measure we call an Accumulation Unit. During the Annuity Period, we call it an Annuity Unit.

Every Business Day we determine the value of an Accumulation Unit for each Investment Option. We do this by:

     1. determining the total amount of money invested in the particular Investment Option;

    2. subtracting from that amount the Separate Account Charge; and

    3. dividing this amount by the number of outstanding Accumulation Units.

The value of an Accumulation Unit may go up or down from day to day.

When you make your Contribution to a Non-Guaranteed Contract, London Pacific will credit your Contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Contribution allocated to an Investment Option by the value of the Accumulation Unit for that Investment Option.

London Pacific calculates that value of an Accumulation Unit for each Investment Option after the New York Stock Exchange (NYSE) closes each day and then credits your Contract. There may be days when the NYSE is open for business and we are closed. The day after Thanksgiving is the only such date. On such date, you will not have access to your account and therefore no transactions will be processed for the Separate Account.

When you make your Contribution to a Guaranteed Contract, we will credit your Contract with interest in our Fixed Account up to the Annuity Date.

Transfers - Non-Guaranteed Contract Only:

If you own a Non-Guaranteed Contract, you can make transfers, by Written Request, between Investment Options before the Annuity Calculation Date and after the Annuity Date. During the Annuity Period, after a transfer, your next Annuity Payment will reflect changes in the value of the new Annuity Units.

The minimum amount which you can transfer is $500 from one or more Investment Options or your entire interest in the Investment Option, if less. The minimum amount which must remain in an Investment Option after a transfer is $500 for each Investment Option or $0 if the entire interest in the Investment Option is transferred.

If you make more than 12 transfers each year, a $20 transfer fee will be assessed for each transfer after the first free 12.

Telephone transfers can be made pursuant to Written Request. London Pacific will use reasonable procedures to confirm that instructions given us by telephone are genuine. If we fail to use such procedures, we may be liable for losses due to fraudulent or unauthorized instructions. London Pacific tape records all telephone instructions.

London Pacific reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

The Contracts are not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the Investment Options. When London Pacific becomes aware of such disruptive transactions, we may modify the transfer provisions of the Contract.

IF YOU OWN A GUARANTEED CONTRACT, YOU MAY NOT MAKE TRANSFERS.

                               INVESTMENT OPTIONS

For Non-Guaranteed Contracts, the following eleven Investment Options are available. Additional Investment Options may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.

Shares of the Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with London Pacific. Certain portfolios may also be sold directly to qualified plans. The funds do not believe that offering their shares in this manner will be disadvantageous to you.

LPT VARIABLE INSURANCE SERIES TRUST

LPT Variable Insurance Series Trust (Trust) is a mutual fund with multiple portfolios. LPIMC Insurance Marketing Services Adviser, a subsidiary of London Pacific and a registered investment adviser under the Investment Advisers Act of 1940, serves as investment adviser to the Trust. The Adviser has entered into sub-advisory agreements with professional money managers for investment of the assets of each portfolio of the Trust. The Sub-Adviser for each portfolio is listed under each portfolio below.

The following Investment Options are available under the Contracts:

     Harris Associates Value Portfolio

The Sub-Adviser for this Portfolio is Harris Associates L.P.

     MFS Total Return Portfolio

The Sub-Adviser for this Portfolio is Massachusetts Financial Services
Company.

     Berkeley U.S. Quality Bond Portfolio

The Sub-Adviser for this Portfolio is Berkeley Capital Management. Prior to November 3, 1997, the Portfolio had a different Sub-Adviser.

     Berkeley Money Market Portfolio

The Sub-Adviser for this Portfolio is Berkeley Capital Management. Prior to November 3, 1997, the Portfolio had a different Sub-Adviser.

     Robertson Stephens Diversified Growth Portfolio

The Sub-Adviser for this Portfolio is Robertson, Stephens & Company Investment Management, L.P.

     Lexington Corporate Leaders Portfolio(R)

The Sub-Adviser for this Portfolio is Lexington Management Corporation.

     Strong Growth Portfolio

The Sub-Adviser for this Portfolio is Strong Capital Management, Inc.

MORGAN STANLEY UNIVERSAL FUNDS, INC.

Morgan Stanley Universal Funds, Inc. is a mutual fund with eighteen portfolios, three of which are available under the Contracts. Miller Anderson & Sherrerd, LLP is the investment adviser to the High Yield Portfolio. Morgan Stanley Asset Management Inc. is the investment adviser for the International Magnum and Emerging Markets Equity Portfolios. The following Investment Options are available under the Contracts:

     High Yield Portfolio

     International Magnum Portfolio

     Emerging Markets Equity Portfolio

BT INSURANCE FUNDS TRUST

BT Insurance Funds Trust (Fund) is a series fund with six series, one of which is available under the Contracts. Bankers Trust Company is the investment manager of the Fund. The following Portfolio is available under the Contracts:

     BT Equity 500 Index Fund

Under a Guaranteed Contract, the BT Equity 500 Index Fund of BT Insurance Funds Trust is the only available Investment Option.

Dollar Cost Averaging Program - Non-Guaranteed Contract Only

The Dollar Cost Averaging Program is a program, which if elected, permits you to systematically transfer amounts monthly, quarterly, semi-annually or annually from the Berkeley Money Market Portfolio or the Berkeley U.S. Quality Bond Portfolio to one or more of the other Investment Options. To participate in the program, the value of your Contract must be at least $20,000. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must participate in Dollar Cost Averaging for at least 12 months. There is no current charge for Dollar Cost Averaging. However, we reserve the right to charge for it in the future. Transfers under this program will take place on the date you request to participate in the program and anniversaries of that date.

Transfers made pursuant to the Dollar Cost Averaging Program are not taken into account in determining the transfer fee.

We reserve the right at any time and without prior notice to any party, to terminate, suspend or modify the Dollar Cost Averaging Program.

Rebalancing Program - Non-Guaranteed Contract Only

You may use an asset allocation model know as the Asset Equalizer to help you establish your initial investment allocations. If you do, you may rebalance your investments monthly to maintain the allocation in the Asset Equalizer model. Rebalancing provides for periodic automatic transfers among the Investment Options.

Transfers made pursuant to the Rebalancing Program are not taken into account in determining the transfer fee.

Voting Rights

London Pacific is the legal owner of the Investment Option shares. However, London Pacific believes that when an Investment Option solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that London Pacific owns on its own behalf. Should London Pacific determine that it is no longer required to comply with the above, we will vote the shares in our own right.

Substitution

London Pacific may be required to substitute one of the Investment Options you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this.

Exchange Program

London Pacific currently offers an exchange program (Exchange Program) which is available only to purchasers who exchange a contract issued by another insurance company not affiliated with London Pacific or other financial institution (Exchange Investment) for a Contract offered by this prospectus. The Exchange Program is not available to purchasers who own another immediate variable annuity contract and want to exchange it for the Contracts described in this prospectus. We reserve the right to modify, suspend, or terminate the Exchange Program at any time or from time to time without notice. If the Exchange Program is in effect, it will apply to all exchanges which qualify for the program for a Contract offered by this prospectus. The Exchange Program is available only where permitted by law.

A currently owned variable deferred annuity contract or life insurance policy may be exchanged for a Contract pursuant to Section 1035 of the Internal Revenue Code (Code), or where applicable, may qualify for a "rollover" or transfer to a Contract pursuant to other sections of the Code.

You should carefully evaluate whether the Exchange Program offers benefits which are more favorable than if you continued to hold your Exchange Investment. Factors to consider include, but are not limited to: (a) the amount, if any, of surrender charges or other charges and penalties incurred in surrendering a contract which can be obtained from the insurance company or financial institution which issued the contract or instrument; (b) the time remaining under your Exchange Investment during which surrender charges or other charges and penalties apply; (c) the on-going charges, if any, under the Exchange Investment versus the on-going charges under the Contracts described in this prospectus; (d) the amount and timing of any benefits under the Exchange Program; and (e) the potentially greater cost to you if the charges under a Contract or the surrender charge or charges and penalties on the Exchange Investment exceeds the benefits under the Exchange Program. While we know of no adverse federal income tax consequences, you should consult with your own tax adviser regarding the tax consequences of an exchange.

Under the currently available Exchange Program, London Pacific adds certain amounts to the Contract as exchange credits (Exchange Credits). The Exchange Credits are credited by London Pacific on behalf of Owners of an Exchange Investment from our general account. Subject to a specified limit (Exchange Credit Limit) discussed below, Exchange Credits equal the surrender charge paid, if any, to the other insurance company or the charges and penalties paid to the other financial institution. The Exchange Program is subject to the following rules:

     1. London Pacific does not add Exchange Credits unless we receive in writing, not later than 30 days after the issue of the Contract, evidence satisfactory to us:

          a. of the surrender charge or other charges and penalties, if any, paid by you to surrender the Exchange Investment and the amount of any such charge; and

          b. you acknowledge that you are aware that the commutation fee under the Contract will be assessed in full against a subsequent surrender to the extent applicable.

     2. London Pacific allocates the Exchange Credits to the Contract 25 days after a Contract is issued (and for Non-Guaranteed Contracts, 35 days after a Contract is issued in California if the purchaser is 60 years of age or older). In no event will Exchange Credits be added after the Annuity Date. The Exchange Credits will be allocated prorata among the Investment Options based on the ratio of the values in the Investment Option.

     3. The value of the Exchange Credits as of the date of the allocation to the Investment Option equals the lesser of the Exchange Credit Limit or the surrender charge paid or other charges and penalties to surrender the Exchange Investment. The Exchange Credit Limit currently is 5% of the net amount payable upon surrender of the Exchange Investment. We reserve the right at any time and from time to time to increase or decrease the Exchange Credit Limit. However, the Exchange Credit Limit in effect at any time will apply to all purchases qualifying for the Exchange Program.

     4. London Pacific does not consider additional amounts credited to your Contract under the Exchange Program to be an increase in your investment in the Contract.

                                   PERFORMANCE

London Pacific may advertise performance of the various Investment Options. Performance information of an Investment Option is based on the Separate Account's past performance only and is no indication of future performance. London Pacific will calculate performance by determining the percentage change in an Investment Option by dividing the increase (decrease) for the Option by the value of the Investment Option at the beginning of the period. The performance number will reflect the deduction of the Separate Account Charge, and with respect to the Guaranteed Contract, the Guaranteed Minimum Annuity Payment Charge.

                                    EXPENSES

There are charges and other expenses associated with the Contracts that reduce the return on your investment in the Contracts. These charges and expenses are:

SEPARATE ACCOUNT CHARGE

This charge is equal, on an annual basis, to 1.25% of the daily value of the Contracts invested in an Investment Option, after expenses have been deducted. This charge compensates London Pacific for assuming the mortality and expense risks under the Contracts and the costs associated with the administration of the Contracts and the Separate Account.

GUARANTEED MINIMUM ANNUITY PAYMENT CHARGE (GUARANTEED CONTRACT ONLY)

This charge ranges from 1.75% to 2.10% of the daily value of the Guaranteed Contract invested in the Investment Option, after expenses have been deducted. The charge will be set quarterly and will lock in at the time you purchase the Contract. The amount of the Guaranteed Minimum Annuity Payment charge is set forth in your Contract. This charge compensates London Pacific for the costs associated with providing the Guaranteed Minimum Annuity Payment.

COMMUTATION FEE (NON-GUARANTEED CONTRACT ONLY)

If you surrender your Contract under Annuity Option 3 or if the Beneficiary elects to receive a lump sum payment under Annuity Options 2 or 3 after the Annuitant dies, the amount received will be reduced by a minus b, where:

     a = the remaining guaranteed Annuity Payments discounted at the AIR; and

     b = the remaining guaranteed Annuity Payments discounted at a rate equal to the sum of the AIR plus 1.00%.

TRANSFER FEE (NON-GUARANTEED CONTRACT ONLY)

You can make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $20 for each transfer thereafter.

The transfer fee will be deducted from the Investment Option from which the transfer is made. If your entire interest in the Investment Option is being transferred, the transfer fee will be deducted from the amount which is transferred. If the transfer is made from more than one Investment Option, the transfer fee will be deducted pro-rata from each Investment Option from which a transfer is made.

Any transfers made pursuant to the Dollar Cost Averaging or Rebalancing Programs will not count in determining the transfer fee.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. London Pacific is responsible for the payment of these taxes and will make a deduction from the value of the Contracts for them. Some of these taxes are due when the Contract is issued, other are due when Annuity Payments begin. It is London Pacific's current practice to deduct for any premium taxes from the Contribution when it is made. Premium taxes generally range from 0% to 4%, depending on the state.

INCOME TAXES

London Pacific will deduct from the Contracts for any income taxes which it incurs because of the Contracts. At the present time, we are not making any such deductions.

INVESTMENT OPTION EXPENSES

There are deductions from and expenses paid out of the assets of the various Investment Options, which are described in the attached fund prospectuses.

                                      TAXES

NOTE: LONDON PACIFIC HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. LONDON PACIFIC HAS INCLUDED IN THE STATEMENT OF ADDITIONAL INFORMATION AN ADDITIONAL DISCUSSION REGARDING TAXES.

ANNUITY  CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs and for providing a series of periodic payments for life or a fixed number of years. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax-deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract--Qualified or Non-Qualified (see following sections).

You, as the Owner, will not be taxed on increases in the value of your Contract until a distribution occurs--either as a surrender or as Annuity Payments. When you make a surrender you are taxed on the amount of the surrender that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment is treated as a partial return of your Contribution and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Contribution are fully includible in income.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the Contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your Contract is referred to as a Non-Qualified Contract.

If you purchase the Contract under a pension plan, specially sponsored program, or an individual retirement annuity, your Contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs) and pension and profit-sharing plans, which include 401(k) plans.

SURRENDERS--NON-QUALIFIED CONTRACTS

If you surrender your Contract, the earnings portion of the Contract are includible in income. The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some distributions will be exempt from the penalty. They include any amounts: (1) paid on or after you reach age 59 1/2; (2) paid after you die; (3) paid if you become totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (5) paid as annuity payments under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

SURRENDERS--QUALIFIED CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to Qualified Contracts. There are special rules that govern with respect to Qualified Contracts. We have provided a more complete discussion in the Statement of Additional Information.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. London Pacific believes that the Investment Options are being managed so as to comply with the requirements. Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not London Pacific would be considered the owner of the shares of the Investment Options. If this occurs, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent Owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Contract, could be treated as the owner of the Investment Options.

Due to the uncertainty in this area, London Pacific reserves the right to modify the Contracts in an attempt to maintain favorable tax treatment.

                                   SURRENDERS

YOU CANNOT MAKE ANY SURRENDERS FROM A GUARANTEED CONTRACT AFTER THE FREE-LOOK PERIOD.

If you own a Non-Guaranteed Contract and have chosen Annuity Option 3, you may make a total surrender of your Contract after the Annuity Date by submitting a Written Request to the Annuity Service Center. Surrenders are not permitted during the first Contract year. Partial surrenders are not permitted. The amount available to surrender is the present value of the remaining guaranteed Annuity Payments, discounted at a rate equal to the sum of the AIR plus 1.00% (commutation fee).

INCOME TAXES AND TAX PENALTIES MAY APPLY TO ANY SURRENDER YOU MAKE.

Suspension of Payments or Transfers

London Pacific may be required to suspend or postpone payments for surrenders or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2. trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the Investment Options is not reasonably practicable or London Pacific cannot reasonably value the shares of the Investment Options; or

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

                                  DEATH BENEFIT

If you, the Joint Owner, the Annuitant or the Joint Annuitant die before the Annuity Date, London Pacific will pay your Beneficiary a death benefit. The death benefit is calculated as of the day we receive written notification of Due Proof of Death. For a Guaranteed Contract, the death benefit is equal to the Contribution plus interest. For a Non-Guaranteed Contract, the death benefit is equal to the Contract value.

The death benefit will be paid after the death of the Owner, the Joint Owner, if any, the Annuitant or the Joint Annuitant, if any, whichever death occurs first.

The entire death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have the death benefit payable under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payment must begin within one year of the date of death. In the event of the death of the Owner who is not an Annuitant, if the Beneficiary is the spouse of the Owner, he or she may elect to continue the Contract in his/her own name.

Payment to the Beneficiary, other than a single lump sum, can only be elected during the 60 day period beginning with the date of receipt of Due Proof of Death.

If you or a Joint Owner die on or after the Annuity Date, any remaining Annuity Payments will continue at least as rapidly as under the method of distribution in effect at the Owner's death. Upon the death of the Owner on or after the Annuity Date, the Beneficiary becomes the Owner.

Under a Guaranteed Contract, upon the death of the Annuitant on or after the Annuity Date, any remaining payments will continue at least as rapidly as under the method of distribution in effect at the Annuitant's death.

Under a Non-Guaranteed Contract, upon the death of the Annuitant on or after the Annuity Date, the Beneficiary will have the option under Annuity Options 2 and 3 of having payments continue to the Beneficiary for the remainder of the period or taking the death benefit in a single lump sum. The lump sum will be equal to the present value of the guaranteed Annuity Payments, discounted at a rate equal to the sum of the AIR plus 1.00% using the Annuity Unit values as of the date we receive written notification of Due Proof of Death. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

If the Contract is owned by a non-individual (e.g., a corporation), then the death of the Annuitant will be treated as the death of the Owner for purposes of the distribution of the death benefit.

                                OTHER INFORMATION

LONDON PACIFIC

London Pacific Life & Annuity Company (London Pacific) was organized in 1927 in North Carolina as a stock life insurance company. London Pacific was acquired from Liberty Life in 1989. London Pacific is authorized to sell life insurance and annuities in 40 states and the District of Columbia. London Pacific's ultimate parent is London Pacific Group Limited, an international fund management firm chartered in Jersey, Channel Islands.

London Pacific's financial statements appear in the SAI and should be considered only as bearing upon London Pacific's ability to meet its obligations under the Contracts.

THE SEPARATE ACCOUNT

London Pacific established a separate account known as LPLA Separate Account One (Separate Account) to hold the assets that underlie the Contracts. The Board of Directors of London Pacific adopted a resolution to establish the Separate Account under North Carolina insurance law on November 21, 1994. We have registered the Separate Account with the SEC as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in London Pacific's name on behalf of the Separate Account and legally belong to London Pacific. However, those assets that underlie the Contracts, are not chargeable with liabilities arising out of any other business London Pacific may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not gains any other contracts we may issue.

DISTRIBUTION

London Pacific Financial and Insurance Services, 1755 Creekside Oaks Drive, Sacramento, California 96833 acts as the principal underwriter of the Contracts. London Pacific Financial and Insurance Services is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. London Pacific Financial and Insurance Services is an affiliate of London Pacific. Commissions will paid to broker-dealers who sell the Contracts. Broker-dealers will be paid commission, up to an amount currently equal to ___% of Contributions for promotional or distribution expenses.

                          TABLE OF CONTENTS OF THE SAI

London Pacific
Experts
Legal Opinions
Distributor
Calculation of Performance Information
Federal Tax Status
Annuity Provisions
Financial Statements

APPENDIX - ILLUSTRATIONS OF ANNUITY PAYMENTS
[ILLUSTRATIONS WILL BE FILED BY AMENDMENT]




                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                INDIVIDUAL VARIABLE SINGLE CONTRIBUTION IMMEDIATE

                                ANNUITY CONTRACTS

                                    ISSUED BY

                            LPLA SEPARATE ACCOUNT ONE

                                       AND

                      LONDON PACIFIC LIFE & ANNUITY COMPANY

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED _________, 1998 FOR THE INDIVIDUAL VARIABLE SINGLE CONTRIBUTION IMMEDIATE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION FOR A PROSPECTIVE INVESTOR. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: P.O. BOX 29564, RALEIGH, NORTH CAROLINA 27626; (800) 852-3152.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED __________,  1998.

                               TABLE OF CONTENTS

                                                                        PAGE

London Pacific...........................................................

Experts..................................................................

Legal Opinions...................... ...................................

Distributor........................... ..................................

Calculation of Performance Information...................................

Federal Tax Status.......................................................

Annuity Provisions......................................................

Financial Statements....................................................

                                LONDON PACIFIC

Information regarding London Pacific Life & Annuity Company ("London Pacific" or the "Company") and its ownership is contained in the Prospectus.

London Pacific contributed the initial capital to the Separate Account. As of April 1, 1998, the initial capital contributed by London Pacific represented approximately 6.03% of the total assets of the Separate Account. London Pacific currently intends to retain these funds in the Separate Account.

                                    EXPERTS

The financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, and the financial statements of the Separate Account for the year ended December 31, 1997 and the period from January 31, 1996 (commencement of operations) to December 31, 1996, included in this Statement of Additional Information have been so included in reliance on the reports of ______________________, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

                                  DISTRIBUTOR

London Pacific Financial and Insurance Services acts as the distributor. London Pacific Financial and Insurance Services is an affiliate of the Company. The offering is on a continuous basis.

                     CALCULATION OF PERFORMANCE INFORMATION

YIELD CALCULATION FOR THE BERKELEY MONEY MARKET SUB-ACCOUNT

The Berkeley Money Market Sub-Account of the Separate Account will calculate its current yield based upon the seven days ended on the date of calculation. The Company does not currently advertise any yield information for the Berkeley Money Market Sub-Account.

The current yield of the Berkeley Money Market Sub-Account is computed daily by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Separate Account Charge, and with respect to the Guaranteed Contract, the Guaranteed
Minimum Annuity Payment Charge, dividing the difference by the value of the Owner account at the beginning of the same period to obtain the base period return and multiplying the result by (365/7).

The Berkeley Money Market Sub-Account computes its effective compound yield by determining the net changes (exclusive of capital change)in the value of a hypothetical pre-existing Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Separate Account Charge, and with respect to the Guaranteed Contract, the Guaranteed
Minimum Annuity Payment Charge and dividing the difference by the value of the Owner account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield = ((Base Period Return +1)365/7)-1. The current and the effective yields reflect the reinvestment of net income earned daily on the Berkeley Money Market Sub-Account's assets.

Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

The yields quoted should not be considered a representation of the yield of the Berkeley Money Market Sub-Account in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the Berkeley Money Market Sub-Account and changes in the interest rates on such investments, but also on changes in the Berkeley Money Market Sub-Account's expenses during the period.

Yield information may be useful in reviewing the performance of the Berkeley Money Market Sub-Account and for providing a basis for comparison with other investment alternatives. However, the Berkeley Money Market Sub-Account's yield fluctuates, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time.

PERFORMANCE INFORMATION

From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will include standardized average annual total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the Separate Account Charge and, with respect to the Guaranteed Contract, the Guaranteed Minimum Annuity Payment Charge.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 Contribution. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Contribution would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                     n
                             P  (1+T)  =  ERV

Where:

     P    = a hypothetical initial payment of $1,000

     T    = average annual total return

     n    = number of years

     ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

The Contracts are new and therefore have no performance history. However, the Separate Account has invested in certain Investment Options for some time and has an investment performance history. In order to show how the historical performance of the funds underlying the Separate Account affect the Contract's values, London Pacific may develop performance information. The information will be based upon the historical experience of the Separate Account and the underlying funds for the periods shown.

In addition to total return data, the Company may include yield information in its advertisements. For each Sub-Account (other than the Berkeley Money Market Sub-Account) for which the Company will advertise yield, it will show a yield quotation based on a 30 day (or one month) period ended on the date of the most recent balance sheet of the Separate Account included in the registration statement, computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

                                                 6
                     Yield  =  2  [(  a-b  +  1)    -  1]
                                      ----
                                       cd

Where:

     a = Net investment income earned during the period by the Portfolio attributable to shares owned by the Sub-Account.

     b    = Expenses accrued for the period (net of reimbursements).

     c = The average daily number of Accumulation Units outstanding during the period.

     d = The maximum offering price per Accumulation Unit on the last day of the period.

London Pacific may also advertise performance data which may be computed on a different basis which may not include certain charges. If such charges were deducted, the performance would be lower.

You should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of the Sub-Account's total return or yield for any period should not be considered as a representation of what an investment may earn or what your total return or yield may be in any future period.

                               FEDERAL TAX STATUS

Note: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described in this Prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected.

For annuity payments, the portion of a payment includible in income equals the excess of the payment over the exclusion amount. The exclusion amount for payments based on a variable annuity option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (determined by Treasury Regulations). Payments received after the investment in the Contract has been recovered (i.e. the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an annuity payment is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code, resulting in the whole payment being fully taxable. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax on the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all portfolios of the funds underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

Section 72(e)(11) of the Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. The legislative history of Section 72(e)(11) indicates that it was not intended to apply to immediate annuities. However, the legislative history also states that no inference is intended as to whether the Treasury Department, under its authority to prescribe rules to enforce the tax laws, may treat the combination purchase of a deferred annuity contract with an immediate annuity contract as a single contract for purposes of determining the tax consequences of any distribution.

TAX TREATMENT OF DISTRIBUTIONS--NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer and his Beneficiary; (e) as an annuity payment under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Distributions - Qualified Contracts.")

QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Distributions - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with employer sponsored Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.   Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Distributions - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.   Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Distributions - Qualified Contracts" below.) Purchasers of Contracts for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS

In the case of a surrender under a Qualified Contract, the earnings portion of the amount surrendered will be includible in taxable income. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans including 401(k) plans) and 408 and 408A (Individual Retirement Annuities including Roth
IRAs). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant(as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. There are no required distributions from a Roth IRA prior to death of the Owner. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign their Contracts.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

                          ANNUITY PROVISIONS

DETERMINATION OF ANNUITY PAYMENTS

The first annuity payment will be calculated on the annuity calculation date. Annuity payments will reflect the investment performance of the Sub-Accounts of the Separate Account during the annuity period. On the annuity calculation date, a fixed number of annuity units will be purchased, determined as follows:

The first annuity payment is equal to the Contribution, with interest with respect to the Guaranteed Contract and the Contract value with respect to the Non-Guaranteed Contract, divided by $1,000 and then multiplied by the payment factor shown in your Contract. In each Sub-Account, the fixed number of annuity units is determined by dividing the amount of the initial annuity payment determined for the Sub-Account by the annuity unit value on the annuity calculation date. Thereafter, the number of annuity units in the Sub-Account remains unchanged (or unless you choose to make a transfer if you own a Non-Guaranteed Contract). All calculations will appropriately reflect the payment frequency you selected.

The dollar amount of annuity payments for each Sub-Account after the first annuity payment is determined as follows:

1. The dollar amount of the first annuity payment is divided by the value of an annuity unit for each applicable Sub-Account as of the annuity calculation date. This sets the number of annuity units for each monthly payment for the applicable Sub-Account. The number of annuity units for each applicable Sub-Account remains fixed after the annuity calculation date.

2. The fixed number of annuity units in each Sub-Account is multiplied by the annuity unit value for that Sub-Account for the last valuation period. This results in the dollar amount of the payment for each applicable Sub-Account.

ANNUITY UNIT VALUES

The value of an annuity unit for each Sub-Account of the Separate Account will vary to reflect the investment experience of the eligible funds and will be determined by multiplying the value of the annuity unit for that Sub-Account on the preceding day by the product of: (a) the net investment factor (see below) for that Sub-Account for the day for which the annuity unit value is being calculated, and (b) the annuity unit factor which neutralizes the assumed investment return (AIR). Both the annuity unit factor and the AIR are set forth in your Contract.

Net Investment Factor: The net investment factor for each Sub-Account is equal to:

     (a) the value of a share of the corresponding eligible fund at the end of the valuation period (plus the per share amount of any unpaid dividends or capital gains by that eligible fund); divided by

     (b) the value of the share of the corresponding eligible fund at the beginning of the valuation period; and

     (c) subtracting from that amount the daily Separate Account Charge, and with respect to the Guaranteed Contract, the Guaranteed Minimum Annuity Payment Charge.

Valuation period means the period of time beginning at the close of business of the New York Stock Exchange on each business day and ending at the close of business for the next succeeding business day.

(See "Annuity Payments (The Annuity Period)" in the Prospectus.)

                             FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

(Financial statements will be filed by Amendment.)



                                   PART C

                              OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

A.    FINANCIAL STATEMENTS

The financial statements of the Separate Account and the Company will be filed by Amendment.

B.    EXHIBITS

    1. Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.*

    2.    Not Applicable.

    3(a). Form of Principal Underwriter's Agreement (to be filed by Amendment).

    3(b). Form of Selling Agreement (to be filed by Amendment).

    4(a). Form of Individual  Variable  Single  Contribution  Immediate  Annuity
          Contract - Guaranteed Version.

    4(b). Form of Individual Variable Single Contribution Immediate Annuity
          Contract - Non-Guaranteed Version.

    5.    Application Form (to be filed by Amendment).

    6.    (i) Copy of Articles of  Incorporation  of the Company.**
         (ii) Copy of the Bylaws of the Company.*

    7.    Not Applicable.

    8.    Form of Fund Participation Agreement by and among London
          Pacific Life & Annuity Company, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and Miller Anderson & Sherrerd, LLP. ***

    9.    Opinion and Consent of Counsel (to be filed by Amendment).

   10.    Consent of Independent Accountants (to be filed by Amendment).

   11.    Not Applicable.

   12.    Not Applicable.

   13.    Not Applicable.

   14.    Not Applicable.

   15.    Company Organizational Chart.*

   27.    Not Applicable.

    * Incorporated by reference to Registrant's Form N-4 (File Nos. 333-1779 and 811-8890) as electronically filed on March 18, 1996.

   ** Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (File Nos. 333-1779 and 811-8890) as electronically filed on May 23, 1996.

  *** Incorporated by reference to Registrant's Amendment No. 8 to Form N-4 (File Nos. 333-1779 and 811-8890) as electronically filed on April 27, 1998.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Executive Officers and Directors of the Company:

Name and Principal         Position and Offices
Business Address           with Depositor
-------------------------  ---------------------------------------

Ian K. Whitehead           President, Chief Executive Officer
1755 Creekside Oaks Drive  and Director
Sacramento, CA  95833

Arthur I. Trueger          Chairman of the Board and Director
650 California Street
San Francisco, CA  94108

George C. Nicholson        Chief Financial Officer, Secretary and
3109 Poplarwood Court      Director
Raleigh, NC  27604

Mark E. Prillaman          Chief Marketing Officer and Director
1755 Creekside Oaks Drive
Sacramento, CA  95833

Susan Y. Gressel           Vice President and Treasurer
3109 Poplarwood Court
Raleigh, NC  27604

Charles M. King            Vice President and Controller
3109 Poplarwood Court
Raleigh, NC  27604

William J. McCarthy        Vice President and Chief Actuary
3109 Poplarwood Court
Raleigh, NC  27604

Charlotte M. Stott         Vice President, National Sales Manager
1755 Creekside Oaks Drive
Sacramento, CA  95833

Jerry T. Tamura            Vice President, Administrative Services
1755 Creekside Oaks Drive
Sacramento, CA  95833

Randolph N. Vance          Vice President, Financial Actuary
3109 Poplarwood Court
Raleigh, NC 27604

Jerry S. Waters            Vice President, Technology Services
1755 Creekside Oaks Drive
Sacramento, CA  95833

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR

         REGISTRANT

The Company organizational chart was included as Exhibit 15 in Registrant's Form N-4 (File No. 333-1779) filed on March 18, 1996 and is incorporated herein by reference.

ITEM 27.  NUMBER OF CONTRACT OWNERS

Not Applicable

ITEM 28.  INDEMNIFICATION

The Bylaws (Article V) of the Company provide that:

Subject to the laws of the State of North Carolina, any present or former director, officer or employee of the Company, or any person who, at the request of the Company, express or implied, may have served as a director or officer of another Company in which this Company owns shares or of which this Company is a creditor, shall be entitled to reimbursement of expenses and other liabilities, including attorney's fees actually and reasonably incurred by him and any amount paid by him in discharge of a judgment, fine, penalty of costs against him or paid by him in a settlement approved by a court of competent jurisdiction, in any action or proceeding, including any civil, criminal or administrative action, suit, hearing or proceeding, to which he is a party by reason of being or having been a director, officer or employee of this or such other Company. This section is not intended to extend or to limit in any way the rights and remedies provided with respect to indemnification of directors, officers, employees and other persons provided by the laws of the State of North Carolina but is intended to express the desire of the stockholders of this Company that indemnification be granted to such directors, officers, employees and other persons to the fullest extent allowable by such laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a)  Not Applicable.

     (b) London Pacific Financial and Insurance Services is the principal underwriter for the Contracts. The following persons are the officers and directors of London Pacific Financial and Insurance Services.

Name and Principal                      Position and Offices
Business Address                          with Underwriter
-------------------------  -----------------------------------------------
Ian K. Whitehead           Director
1755 Creekside Oaks Drive
Sacramento, CA 95833

Jerry T. Tamura            Chairman, President and Chief Executive Officer
1755 Creekside Oaks Drive
Sacramento, CA 95833

George C. Nicholson        Treasurer and Director
3109 Poplarwood Court
Raleigh, NC 27604

Bonnie J. Bridge           Secretary
1755 Creekside Oaks Drive
Sacramento, CA 95833

     (c)  Not Applicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

Charles King, whose address is 3109 Poplarwood Court, Raleigh, NC 27604, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. London Pacific Life & Annuity Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.




                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that has caused this Registration Statement to be signed on its behalf, in the City of Raleigh, and State of North Carolina on this 8th day of June, 1998.

                              LPLA SEPARATE ACCOUNT ONE
                              --------------------------------------------
                              Registrant

                          By:  LONDON PACIFIC LIFE & ANNUITY COMPANY
                              --------------------------------------------


                          By: /S/ GEORGE NICHOLSON
                              --------------------------------------------


                          By:  LONDON PACIFIC LIFE & ANNUITY COMPANY
                              --------------------------------------------
                              Depositor

                          By: /S/ GEORGE NICHOLSON
                              ---------------------------------------------


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                         Chairman of the Board and Director

-----------------------                                      ------
Arthur I. Trueger                                            Date

/S/ IAN K. WHITEHEAD     President, Chief Executive Officer  6/8/98
-----------------------                                      ------
Ian K. Whitehead         and Director                        Date

/S/ GEORGE NICHOLSON     Chief Financial Officer, Secretary  6/8/98
-----------------------                                      ------
George Nicholson         and Director                        Date

/S/ MARK E. PRILLAMAN    Chief Marketing Officer             6/8/98
-----------------------                                      ------
Mark E. Prillaman        and Director                        Date





                                   EXHIBITS

                                      TO

                                   FORM N-4

                                      FOR

                           LPLA SEPARATE ACCOUNT ONE

                                      OF

                     LONDON PACIFIC LIFE & ANNUITY COMPANY

                               INDEX TO EXHIBITS

EXHIBIT

EX-99.B4(a)     Form of Individual Variable Single Contribution Immediate
                Annuity Contract - Guaranteed Version

EX-99.B4(b)     Form of Individual Variable Single Contribution Immediate
                Annuity Contract - Non-Guaranteed Version